                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of February, 2015, Charles Schwab & Co., Inc. acquired control due to ownership of greater than 25% of Gurtin California Municipal Value Fund's (the "Fund") outstanding shares. Charles Schwab & Co., Inc. owned 40.6 % of the Fund and thus controlled the Fund as of that date.

In the month of February, 2015, Charles Schwab & Co., Inc. acquired control due to ownership of greater than 25% of Gurtin National Municipal Value Fund's (the "Fund") outstanding shares. Charles Schwab & Co., Inc. owned 33.8 % of the Fund and thus controlled the Fund as of that date.